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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9C

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

PORTUGAL TELECOM, SGPS, S.A.
(Name of Subject Company)

PORTUGAL TELECOM, SGPS, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1 each
American Depositary Shares, each representing one ordinary share, nominal value €1 per share
(Title of Class of Securities)

Ordinary Shares (ISIN: PTPTC0AM0009)
American Depositary Shares (CUSIP: 737273102)
(CUSIP Number of Class of Securities)

Nuno Prego
Investor Relations Director
Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal
+351 21 500 1701
(Name, Address and Telephone Number of Person Authorized
to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

☒
Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Table of Contents

1.
Letter to Shareholders of Portugal Telecom, SGPS, S.A. ("PT") dated March 6, 2006 and Report of the Board of Directors of PT dated March 6, 2006

2.
Letter to Shareholders of PT Multimédia-Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PTM") dated March 6, 2006 and Report of the Board of Directors of PTM dated March 6, 2006

IMPORTANT NOTICE

        The attached communications have been made public by Portugal Telecom, SGPS, S.A. (the "Company") and PT Multimédia-Serviços de Telecomunicações e Multimédia, SGPS, S.A., one of the Company's subsidiaries. Investors are urged to read the Company's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Lisbon, Portugal.

Letter to the shareholders of Portugal Telecom

6 March 2006

Dear Shareholder,

Sonaecom-SGPS, S.A. and Sonaecom, B.V. (hereinafter named jointly as "Sonaecom") preliminarily announced an unsolicited cash offer (the "Offer") for Portugal Telecom, SGPS, S.A. ("PT" or the "Company"), on 6 February 2006. The Board of Directors (the "Board") having carefully reviewed the draft offer announcement and the draft prospectus provided by Sonaecom on 27 February 2006 (the "Offer Documents"), believes that the Offer significantly undervalues the Company and is, therefore, not in the best interest of PT's shareholders. Accordingly, this letter and the accompanying presentation provide the basis on which the Board recommends the shareholders to reject the Offer.

WHY YOU SHOULD REJECT THE OFFER

Sonaecom's Offer Significantly Undervalues PT

Sonaecom's Offer significantly understates the full value of PT and Sonaecom's arguments on value are disingenuous. This is demonstrated by the following valuation methodologies:

1.     Public Premia Analysis

The Offer price of €9.50 represents only a 16% premium to PT's pre-announcement closing price. The Offer price further reflects (assuming the removal of the restrictions in the by-laws) a modest 5% premium to PT's share price four weeks prior to the Offer when France Telecom's profit warning caused the share prices of Europe's publicly traded telecommunications companies to fall sharply.

The premium implied by the Offer is less than one half of levels achieved in: (i) precedent comparable public takeovers in the European telecommunications sector; (ii) large unsolicited transactions in the broader European market; and (iii) substantial unsolicited transactions in Portugal. The modest premium represented by the Offer relative to precedent premia results in an undervaluation of PT of up to €2.6 billion. This is value Sonaecom wants to take from PT's owners.

	Premia Paid in Precedent Transactions	Premium Offered by Sonaecom
European Telecom	40%	16%
Europe—>$10 billion Unsolicited	40%	16%
Portugal—>$500 million Unsolicited	45%	16%

In the United States, PT will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (the "SEC") following commencement of a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended. Investors are urged to read the Company's Solicitation/Recommendation Statement on Schedule 14D-9 when it becomes available, as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Lisbon, Portugal.

1

2.     Precedent Transaction Multiples Analysis

Sonaecom's Offer values PT at 6.3x 2005 EBITDA, which represents a significant discount to valuations achieved in other change of control transactions which have occurred recently in the European telecommunications sector.

	Average EBITDA Multiple	EBITDA Multiple Offered by Sonaecom
European Precedents	7.5x	6.3x

PT's Cash Flow Belongs to You. Why Should You Finance Sonaecom's Offer?

Sonaecom's Offer will borrow heavily off PT's balance sheet to finance a €16.3 billion (including PT's net debt) Offer for PT's assets. Sonaecom has stated that it will undertake a rights issue of up to €1.5 billion to fund the Offer. How will the remaining €14.8 billion—or more than 90% of the transaction value—be funded? By mortgaging PT's assets and cash flows? This cash flow belongs to the PT shareholders, and by accepting the Offer you would be giving away value that can be realised by PT independently with lower execution risk.

Sonaecom B.V., the vehicle that Sonaecom proposes to acquire PT, has a share capital of €100,000 and will be highly levered with significant financing requirements (in particular a need to repay 50% of the Offer's financing at the end of the second year following a transaction) which endanger the Company's future ability to: (i) invest in the growth of its business; (ii) undertake capital expenditures relating to the modernisation of the Portuguese information society (e.g. broadband, 3G, digitalisation of pay-TV offering, etc.); (iii) continue to proactively fund its pension fund obligations; and (iv) maintain attractive and competitive tariffs going forward to benefit consumers. The Offer's minimum acceptance condition of 50.01% may be a further indication that Sonaecom is seeking to gain control of PT for a modest cash outlay, thereby reflecting the significant financial constraints Sonaecom faces going forward.

Sonaecom's Offer is Conditional on Regulatory Approval of Unprecedented Concentration

The Board has received legal opinions indicating that the regulator may be unable to approve Sonaecom's proposed transaction given that the Offer is predicated on permitting an unprecedented level of market concentration.

Wireless Concentration is Untenable for a Coherent Regulatory Policy

Sonaecom's management has publicly announced that the value creation opportunity contemplated by the Offer is based upon merging Sonaecom's Optimus and PT's TMN mobile operations. The combination of Optimus and TMN would create a very large wireless operator in a duopolistic market with an estimated pro forma subscriber market share of over 65%.

A TMN-Optimus combination would result in unprecedented levels of wireless market concentration. We do not believe that such a combination, when compared to other European precedent in-market mobile consolidation transactions, would satisfy the minimum conditions for a competitive mobile market:

Impact of Transactions After Consolidation

	European Precedents	Portugal (as Implied by the Offer)
Median No. of Remaining Operators	4	2
Resulting Market Share of Subscribers for Acquiror	22%-50%	66%

Having reviewed previous European wireless in-country consolidation transactions, we believe that the likelihood of such a transaction being approved is low and implies significant risks to the credibility of the Offer.

The Resulting Concentration is Also Unprecedented From a Combined Voice Market Share Perspective

The Portuguese voice market is split between mobile (58% of total) and fixed line (42%) services, with PT holding the leading position in both segments. As Sonaecom also has a relevant position in both the mobile and fixed line voice markets, the combination of PT and Sonaecom would produce a pro forma market

2

share of 77% of the Portuguese voice market. This transaction would ultimately leave Vodafone, which offers only mobile services, as the only substantial competitor to a combined Sonaecom-PT in the carriage of voice minutes.

In conclusion, we believe that despite Sonaecom's stated intention to divest one of the fixed networks that would be combined as a result of the transaction, the regulatory hurdles are such that an approval would be without precedent. This conclusion is particularly apparent given the fact that the regulator (according to Portuguese competition law) needs to look at each market segment individually (fixed and mobile) when ruling on the transaction.

While the cost (as measured by household bills in Portugal) of most basic services such as water, electricity, gas, transportation, food and healthcare has increased meaningfully over the past five years, PT has actually driven down the cost of telecommunication services in Portugal as a result of our initiatives to provide services at attractive and competitive prices. Concerns about whether such a substantial concentration in the telecommunications sector could jeopardise consumer gains are naturally a consideration that will need to be taken into account by the regulator.

WHY YOU SHOULD REMAIN WITH PT

PT Has Been a Substantial Contributor to the Development of Portuguese Society

PT has an extensive history of developing innovative products and services which have made telecommunication services more accessible to Portuguese consumers, including: (i) being the first prepaid mobile operator in Europe; (ii) introducing the low-cost UZO mobile brand; (iii) establishing flat-rate voice pricing plans; and (iv) current initiatives to offer VoIP and HDTV services.

Consumers in the Portuguese market further enjoy attractive pricing relative to others in Europe for leading telecommunication services, such as broadband, pay-TV and mobile services, which has resulted in above-European average penetration levels in each of those areas.

At the same time, PT has been a positive contributor to the establishment of a fully competitive environment in Portugal, by offering lower-than-average European wholesale prices for ULL services and leased lines, thereby facilitating an attractive market opportunity for new entrants.

However, Sonaecom has failed to take advantage of this opportunity, having achieved inferior results to date in mobile services compared to other European third entrants and having failed to establish a position as the #1 alternative operator in Portugal in any of the fixed line market segments: direct access, indirect access and broadband. How Sonaecom will reverse its history of underperformance in telecommunications as a result of an acquisition of PT has not been made clear to date since Sonaecom has not disclosed its strategy for a combined PT-Sonaecom and has never previously managed an operation of PT's magnitude. Similarly, Sonaecom has not disclosed key information regarding its plans for PT in terms of transaction financing, future investments, asset disposals and international partnerships. It is also unclear to what extent France Telecom will be a key driver of a pro-forma PT-Sonaecom strategy going forward. Finally, Sonaecom's Offer is conditioned on the removal of the restrictions in the by-laws and, consequently, it will be important to understand if Sonaecom expects preferential treatment in relation to these restrictions.

PT Has a Strong Track Record of Operational and Financial Performance . . .

PT has demonstrated outstanding operational and financial performance over the last five years, while also playing a key role in promoting innovation, launching technologically advanced products and services, and developing the Portuguese debt and equity markets.

PT's historical track record speaks for itself. PT has consistently delivered strong cash flow growth, achieving a 17% total increase over the 2001-2005 period in EBITDA and a 92% expansion in operating cash flow. PT has just released its 2005 results, which again confirmed its execution ability in challenging market conditions.

. . . And Has Built a Solid Portfolio of International Assets

PT has historically sought to leverage its proven operating capabilities and natural advantages by expanding its footprint internationally in search of enhanced growth and value creation opportunities. As a result, PT has succeeded in establishing a portfolio of high quality international investments in a variety of markets that we believe feature superior growth potential to the Portuguese telecom sector. This portfolio of international assets today represents significant value for PT and offers significant potential to create

3

shareholder value. PT has previously demonstrated its commitment to monetise its international investments appropriately through sales of Mascom, Primseys and UOL (stake monetised in IPO).

PT Has Delivered Attractive Shareholder Value So Far . . .

PT's strong operational performance and financial flexibility has been reflected in its share price appreciation and has allowed the Company to deliver significant amounts of cash to its shareholders via highly attractive dividend and share buyback policies, while continuing to invest in its core businesses in Portugal and abroad.

Even without taking into account the impact of the Offer announcement, on a trailing 3-year basis, PT's share price has increased by approximately 25%. Additionally, PT has returned considerable cash to shareholders over this period in the form of: (i) dividends of approximately €863 million; and (ii) share buybacks of approximately €944 million. As a result, PT has returned over €1.8 billion (or 22% of its market capitalisation at the beginning of the three-year period) to shareholders over the last three years. Total shareholder return has been approximately 36% during this same period.

. . . And Has a Plan To Deliver Even More Through Sharp Focus on Execution

PT's management team has established an operating plan which will create substantial value for shareholders going forward. The key elements of this plan include: (i) enhancing the performance of PT's operations in the evolving domestic competitive landscape, including initiatives such as aggressively rolling out triple-play VoIP offers and offering differentiated broadband services; (ii) segregating wireline access, which potentially represents the first step towards monetisation and regulatory relief; (iii) seeking to promote a model of shared utilisation of mobile networks, which would facilitate the further penetration of 3G services and rapid deployment of mobile TV capabilities; (iv) continuing PT's existing partnerships and seeking to manage PT's international assets in a proactive and pragmatic manner in selected markets where PT has a clear competitive advantage; (v) continuing PT's focus on the operational enhancement of VIVO; and (vi) seeking to concentrate and crystallise the value of selected assets in Africa. This plan will be efficiently implemented by PT's management team, which features a proven value creation ability.

PT's Targets

PT's plan should result in considerable value creation for shareholders, and is expected to produce €150 million in annual cost savings through streamlining operations and other efficiencies, and €100 million in annual savings from capex and working capital optimisation to be implemented progressively until 2008.

As a result, PT expects to generate 3.0 to 5.0% EBITDA growth and €5.0 to 5.5 billion in operating cash flow over the next 3 years (at current exchange rates).

In combination with an optimisation of its capital structure position while still maintaining an investment grade rating, this translates into a commitment of total shareholder remuneration in excess of €3.0 billion between 2006 and 2008 (equivalent to approximately €2.66 per share). This will take the form of: (i) an ordinary dividend per share of €0.475 for 2005; (ii) a continuation of our progressive dividend policy going forward; and (iii) an extraordinary return of capital—via share buybacks, dividends or a combination thereof—undertaken within 12 months following the rejection of the Offer.

Recommendation

As demonstrated herein, Sonaecom's Offer significantly undervalues the Company. The Board is committed to maximising shareholder value and believes that the PT management team's plan will continue to deliver superior value to shareholders going forward.

PT's board is firmly of the view that the Offer is inadequate and strongly recommends that you reject the Offer.

Yours Sincerely,

Ernâni Rodrigues Lopes Chairman of the Board of Directors	Miguel Horta e Costa Chief Executive Officer

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In the United States, Portugal Telecom, SGPS, S.A. (the "Company" or "PT") will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (the "SEC") following commencement of a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended. Investors are urged to read the Company's Solicitation/Recommendation Statement on Schedule 14D-9 when it becomes available, as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Lisbon, Portugal.

This communication includes statements that constitute "forward-looking statements." These statements are based on the beliefs and assumptions of our management and on information available to management at the time such statements were made. Forward-looking statements include, but are not limited to: (a) information concerning possible or assumed future results of our operations, earnings and industry conditions; (b) information or statements concerning potential disadvantages of the tender offer; and (c) statements that are preceded by, followed by or include the words "believes," "expects," "anticipates," "intends," "is confident," "plans," "estimates," "may," "might," "could," "would," the negatives of such terms or similar expressions.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. Many of the factors that will determine these results are beyond our ability to control or predict. We do not intend to review or revise any particular forward-looking statements referenced in this communication in light of future events or to provide reasons why actual results may differ. Investors are cautioned not to put undue reliance on any forward-looking statements.

Any of the following important factors, and any of those important factors described in our Annual Report on Form 20-F for the year ended December 31, 2004 or in other of our SEC filings, among other things, could cause our results to differ from any results that might be projected, forecast or estimated by us in any such forward-looking statements:

•
material adverse changes in economic conditions in Portugal or Brazil;

•
exchange rate fluctuations in the Brazilian Real and the U.S. dollar;

•
risks and uncertainties related to national and supranational regulation;

•
increased competition resulting from the liberalization of the telecommunications sector in Portugal and Brazil;

•
the development and marketing of new products and services and market acceptance of such products and services; and

•
the adverse determination of disputes under litigation.

This communication is not for publication, release or distribution in any jurisdiction where it would otherwise be prohibited.

5

Portugal Telecom Sonaecom’s Offer is Inadequate and Significantly Undervalues PT PT Will Deliver Superior Value to its Shareholders Reject Sonaecom’s Offer

Board of Directors Report      PORTUGAL TELECOM, SGPS, SA Public Company Registered Office: Av. Fontes Pereira de Melo, no. 40, Lisboa Legal Entity: 503 215 058 Share Capital: 1,128,856,500 Euros Registered with: Lisbon Commercial Registry Office  under no. 3602/940706     Pursuant to and for the purposes of paragraph 1 of article 181 of the Portuguese Securities Code, the Board of Directors of Portugal Telecom, SGPS, SA (hereinafter “PT”), after a careful analysis of the draft offer announcement and the draft prospectus relating to the public tender offer for the acquisition of shares and convertible bonds of PT launched by SONAECOM - SGPS, SA, public company, with registered office at Lugar do Espido, Via Norte, Maia, legal entity no. 502 028 351, registered with the Maia Commercial Registry Office under no. 45 466, share capital 296,526, 868 Euros (according to the notice disclosed by SONAECOM - SGPS, SA at the CMVM’s information disclosure system on January 11, 2006, FRANCE TELECOM S.A. indirectly owns 23.7% of the voting rights of SONAECOM, SGPS, SA) and SONAECOM - BV, with registered office at De Boelelaan, 7, 1083 HJ, Amsterdam, Netherlands, registered with the Amsterdam Commerce Chamber under no. 34 243 137, share capital of 100,000 Euros (the Offerors will be hereinafter jointly referred as “Sonaecom”), which was preliminarily announced on February 6th, 2006, hereby submits its report on the opportunity and the conditions of the Offer, as follows:         ii

Important Notice Board Report  This Report includes forecasts on the economic and financial situation of PT (the “Forecasts”). These Forecasts were produced according to the best knowledge and belief of the Board of Directors of PT (which has taken reasonable care to ensure that such is the case) and were based on the information available at the time such Forecasts were made. Additionally, the assumptions, criteria and consistency of said Forecasts were subject to a written opinion of an auditor dully registered by CMVM. Accordingly, no representation, warranty or undertaking is made nor is any liability accepted by the Board of Directors of PT as to the results forecasted herein.  See sources and bases for calculation of information presented. In the United States, Portugal Telecom, SGPS, S.A. (the “Company” or “PT”) will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (the “SEC”) following commencement of a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended. Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it becomes available, as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal. This communication includes statements that constitute “forward-looking statements”. These statements are based on the beliefs and assumptions of our management and on information available to management at the time such statements were made. Forward-looking statements include, but are not limited to: (a) information concerning possible or assumed future results of our operations, earnings and industry conditions; (b) information or statements concerning potential disadvantages of the tender offer; and (c) statements that are preceded by, followed by or include the words “believes,” “expects,” “anticipates,” “intends,” “is confident,” “plans,” “estimates,” “may,” “might,” “could,” “would,” the negatives of such terms or similar expressions. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. Many of the factors that will determine these results are beyond our ability to control or predict. We do not intend to review or revise any particular forward-looking statements referenced in this communication in light of future events or to provide reasons why actual results may differ. Investors are cautioned not to put undue reliance on any forward-looking statements.  Any of the following important factors, and any of those important factors described in our Annual Report on Form 20-F for the year ended December 31, 2004 or in other of our SEC filings, among other things, could cause our results to differ from any results that might be projected, forecast or estimated by us in any such forward-looking statements:  material adverse changes in economic conditions in Portugal or Brazil; exchange rate fluctuations in the Brazilian Real and the U.S. dollar;  risks and uncertainties related to national and supranational regulation;  increased competition resulting from the liberalisation of the telecommunications sector in Portugal and Brazil;  the development and marketing of new products and services and market acceptance of such products and services; and the adverse determination of disputes under litigation. This communication is not for publication, release or distribution in any jurisdiction where it would otherwise be prohibited.   iii

Don’t let Sonaecom take your cash flows and future value Sonaecom’s offer of €9.50 per share is low and inadequate, significantly undervaluing PT  Sonaecom plans to use your cash flows to finance its excessively leveraged offer and has no industrial rationale for the transaction  Sonaecom’s offer is highly uncertain as it is conditional on regulatory approval of unprecedented concentration  PT has delivered top tier performance, both operationally and in terms of shareholder remuneration  PT’s strategy will generate more value and cash flow for shareholders with less execution risk  PT’s management commits to return in excess of €3 billion cash to shareholders between 2006 and 2008  Reject the Sonaecom offer iv

Sonaecom’s offer is inadequate and significantly undervalues PT … and is at a significant discount to precedent change of control multiples in the telecom industry … the premium is less than one half of precedent transactions in Europe… Precedent Transaction Multiples - Firm Value to Last Twelve Months EBITDA Premium on Share Price Prior to Offer Sonaecom’s arguments are not convincing. The value of the offer is low v

PT’s cash flow belongs to you. Why should you finance Sonaecom’s offer? Sonaecom has a market capitalisation of €1.2bn, less than 1/9 the size of PT…  … and generated only €62 million of free cash flow in 2004, less than 1/14 of PT’s  Equity contribution by Sonaecom to the offer is only up to €1.5 billion, less than 10% of the offer value…  … how would the remaining > 90% (€14.8 billion) be funded? By mortgaging PT’s assets and cash flows?  Will PT’s cash flows be used exclusively to service Sonaecom’s debt?    PT’s cash flow should be used for the benefit of all shareholders, not to finance Sonaecom’s offer vi

Sonaecom’s offer is conditional on regulatory approval of unprecedented concentration Would create the only mobile duopoly in EU, with over 65% market share… … and would establish a substantially enlarged presence in the Portuguese voice market The Portuguese regulator is required to look at each market segment individually Increase in market share concentration is contrary to national and EU regulators’ guidelines and precedents Mobile Subscribers Market Share Market Share of Voice Minutes in Portugal vii  Combined Market Share of 77%

Portuguese consumers have enjoyed declining telecom costs…  Water, Electricity, Gas  To date, consumers have benefited from competition in the Portuguese telecom market +19% Transport +24% Health  +16% Food +14% Telecoms -8% viii

… but concentration could jeopardise consumer gains Broadband Prices (€/month) Broadband Penetration (%) Mobile Prices (€/min) Mobile Penetration (%) Portuguese consumers are at the forefront of Europe in terms of prices and penetration of services Portugal enjoys higher broadband penetration than Spain, UK, Germany and Italy Portugal has the second highest mobile penetration in Europe Pay-TV Prices (€/month) Pay-TV Penetration (%) Portugal has one of the highest Pay-TV penetrations in Europe ix

PT operates in a competitive environment… ULL Installation Fee (€) ULL Monthly Fee (€) Termination Fee (€ cents) Wholesale Line Rental Monthly Fee For Competitors (€) PT has contributed towards a positive environment for competitors vs. other European countries Leased Lines Prices (€) ULL Margin for Competitors (€/month) x  Competitors have cheap access to PT’s local network Wholesale pricing enables higher margin in comparison to European average When compared to European average, the access cost to the wholesale network allows higher margins

… in which Sonaecom has failed to become a leading alternative to PT Despite favourable asymmetric economics Sonaecom has underperformed … despite significantly lower spectrum fees… … and being able to charge higher termination rates Fixed to Mobile Termination Rates (€ cents) Mobile Spectrum Fees 01-05 (€ million)  -53% Optimus vs Selected 3rd Entrants Market Share of Leading Alternative Operators … and Optimus underperformed vs selected 3rd entrants… Sonaecom is not even the #1 alternative operator… +36% xi

Does Sonaecom have a strategy for PT? Sonaecom says it has a better strategy for PT… why hasn’t it articulated it? Sonaecom has provided very few details on its financing for the offer or a clear strategy for PT What management expertise will Sonaecom bring? Track record of Sonae in telecoms is unproven and lacks consistent strategy Neither Sonaecom nor Sonae have ever managed a company the size of PT What innovation has Sonaecom brought to the Portuguese telecom market that was not already offered by PT? How will the highly leveraged Sonaecom offer allow for future capital expenditure and international expansion? What international track record does Sonaecom have in telecoms? Sonaecom has already changed its strategy for PT… it initially wanted to sell Vivo… and then considered acquiring full control. How will it acquire control? What is its international strategy? What role will France Telecom play in PT’s future strategy? Sonaecom’s offer is conditional upon amendment of the by-laws. Is Sonaecom seeking preferential treatment in relation to the existing by-law restrictions?  xii

PT will continue to deliver superior services to Portuguese consumers and value creation to all its shareholders xiii

PT has a strong track record of operational and financial performance… Revenues (€ million) Growth: 11% EBITDA (€ million) Growth: 17% OCF (€ million) Growth: 92% Broadband Subscribers (‘000) Growth: 1,330% Pay-TV Subscribers (‘000) Growth: 28% Wireless Subscribers (‘000) Growth: 85% PT once again delivered in 2005 xiv

… and has built a solid portfolio of international assets Significant value with potential for crystallisation Sold: Mascom, Primesys and UOL (stake monetised through IPO) xv  Ex-Vivo, 26% international EBITDA growth in 2005  (proportionate consolidation)

PT has delivered attractive value PT has consistently demonstrated strong commitment to shareholder remuneration PT returned 22% of its market capitalisation to shareholders over the last 3 years… while Sonaecom returned nothing 3 Year Total Share Return (%) 3 Year Total Shareholder Remuneration (€ million) xvi

The €9.50 offer undervalues PT and shareholders should reject it PT is delivering even more… Performance Enhancement Network Optimisation International Strategy 3. Seek to promote a model of shared utilisation of mobile networks  1. Optimise domestic operations in accordance with the evolving business landscape  2. Segregate and seek to monetise wireline access against regulatory relief Wireline PT Multimedia TMNGroup  5. Plans to concentrate and monetise certain African assets and focus on operational enhancement of Vivo   4. Pragmatic management focused on selected markets where PT has competitive advantages   xvii  PT has and will continue to deliver more services, more innovation, more value

… through continuous sharp focus on execution Voice: “Flat-price” products Broadband: de-commoditised (beyond price and speed); exclusive content and value added services IPTV: Aggressive triple-play offers roll-out Corporate: Value service propositions with integrated IS/IT service offer Costs: Optimisation through reintegrating of processes  Penetration: Focus on under-penetrated regions  Content: Provide higher quality pay-TV content by promoting Portuguese language programming Broadband: Differentiated /repackaged with VAS products (de-commoditised) VoIP: Aggressive triple-play offers roll-out to tap voice opportunity and underpin penetration of broadband Restructuring: Complete operational and quality of service turnaround programmes having upgraded networks and IT systems  3G: Innovative data and video services TV: Mobile TV offer with PTM Retail market: New commercial strategy focused on marketing, distribution and customer care UZO: Consolidate leadership position  Corporate market: Complete turnaround program to regain leadership position  Cost cutting – ongoing initiatives include:  Streamline central costs Further optimise centralised procurement Centralise working capital management Continue optimisation of real estate portfolio Pension fund:  €1bn expected to be contributed over 3 years in the context of a new framework for labour relations Management compensation is already aligned with shareholders' interests and returns Wireline PT Multimedia TMN Group xviii  Initiatives approved by the Board amount up to €250m of additional annual operating cash flow, to be realised by 2008

Our targets €150 million annual cost savings to be achieved progressively by 2008     €100 million annual savings from capex and working capital optimisation to be achieved progressively by 2008     3% to 5% EBITDA growth and €5.0 to 5.5 billion in operating cash flow generated over the next 3 years at current exchange rate     Optimising balance sheet strength while maintaining investment grade rating Committed to shareholder remuneration in  excess of €3 billion1 between 2006 and 2008:
(1)                                             €0.475 per share of ordinary dividend for       2005;
(2)                                             maintenance of a progressive dividend          policy going forward; and
(3)                                             an extraordinary return of capital within 12    months following the rejection of the offer + = + = xix  1 Equivalent to circa €2.66 per share.

Reject the offer xx

APPENDIX 1: BASES OF CALCULATION AND SOURCES OF INFORMATION

1.         General

1.1
Unless otherwise stated in this document:

1.1.1
Closing prices and consensus earnings estimates are as at the close of market on 3 March 2006;

1.1.2
Share price data is sourced from Datastream or Bloomberg;

1.1.3
Consensus earnings estimates are sourced from Bloomberg or Reuters and are adjusted for exceptional items and goodwill amortisation where applicable;

1.1.4
Premia analysis references are sourced from company presentations, press releases, SDC and MergerMarket; and

1.1.5
Calculations are prepared on the basis of 1,128,856,500 PT Shares after the cancellation of treasury stock.

1.2.
Unless otherwise stated, the financial information concerning Portugal Telecom has been extracted from the 2005 results, other published interim and annual reports and accounts of Portugal Telecom for the relevant periods and other information made publicly available by Portugal Telecom.

1.3.
Unless otherwise stated, all references to PT's financial targets, cost savings and future shareholder returns are based on PT's Board of Directors' strategic plan.

1.4.
Unless otherwise stated, information contained in this document regarding market position, sector, division and product analysis, comparable companies and precedent transactions is based on PT's management estimates and calculations sourced from publicly available information including ANACOM, Bloomberg, Reuters, Datastream, SDC and Factiva.

1.5.
Unless otherwise stated, information regarding Sonaecom's offer is sourced from the Offer Documents and other material made publicly available by Sonaecom or any other person mentioned in the Offer Documents.

2.         Page references

    The relevant bases of calculation and sources of information are provided below in the order in which the relevant information appears in this document and by reference to page numbers in this document. Where such information is repeated in this document, the underlying bases and sources are not.

(a)
The implied undervaluation as per precedent transactions premia is calculated as the difference between the Offer Price and the implied share price for PT applying the selected premia and multiplying by PT Shares.

(b)
For details regarding precedents for European telecommunications transactions, European unsolicited takeovers and Portuguese unsolicited takeovers, see notes (a), (b) and (c) to page v.

(a)
For details on European precedent transaction multiples, see note (d) to page v.

(b)
Concentration in the mobile sector as per European precedents is based on selected transactions chosen based on the comparability of the transaction including Deutsche Telekom/Tele.ring, KPN/Telfort, TeliaSonera/Orange Denmark and TIM Hellas/Q-Telecom. Deutsche Telekom/Tele.ring is still in-progress.

(c)
The median number of operators is the median number of operators remaining post consolidation in each of the markets indicated in (b).

(d)
Resulting market shares for European precedents are based on company reports and Merrill Lynch Research, European Wireless Matrix as of the date of completion or announcement (if deal is in-progress) of the transaction.

Page v

(a)
The premium for the European telecommunications sector transactions are calculated as the average of premia offered in selected transactions since 1995. The premia is calculated relative to an estimated pre-bid speculation date (i.e. leak to the market date and initial offer date in improved deals). The sample of precedent transactions is comprised of the following:

Date	Target	Acquiror
31/11/2005	TDC	Nordic Telephone Company
31/10/2005	O2	Telefonica
18/07/2005	Versatel	Tele2
07/07/2005	Saunalahti	Elisa Communications
08/11/2004	Infonet	BT Group
14/09/2004	Song Networks	TDC
01/04/2003	Sense Comm Intl	Reitangruppen
02/07/2001	Eircom	Valentia Group
21/03/2001	Soon Communications	Elisa Communications
24/07/2000	SEC	Netcom
23/06/2000	NetCom	Telia
17/04/2000	Detron Group	Landis Group
11/01/2000	Esat Telecom	BT
14/11/1999	Mannesmann	Vodafone AirTouch
20/10/1999	Orange	Mannesmann
09/07/1999	Debitel	Swisscom
20/02/1999	Telecom Italia	Ing C Olivetti & Co
(b)
The premium for European unsolicited transactions is calculated as the average premia paid in selected unsolicited successful takeover bids in Europe with a transaction value above $10 billion since 1995. The premia is calculated relative to an estimated pre-bid speculation date (i.e. leak to the market date and initial offer date in improved deals). The sample of precedent transactions is selected based on comparability and is comprised of the following:

Date	Target	Acquiror
26/01/2004	Aventis	Sanofi-Synthelabo
29/11/1999	National Westminster Bank	Royal Bank of Scotland Group
14/11/1999	Mannesmann	Vodafone AirTouch
14/09/1999	INA	Assicurazioni Generali
05/07/1999	Elf Aquitaine	Totalfina
09/03/1999	Paribas	BNP
20/02/1999	Telecom Italia	Ing C Olivetti & Co
20/01/1995	Wellcome	Glaxo Holdings
(c)
The premium for Portuguese transactions is calculated as the average premia offered in selected unsolicited takeover bids in Portugal with a transaction value above $500 million since 1995. The premia is calculated relative to an estimated pre-bid speculation date (i.e. leak to the market date and initial offer date in improved deals). The sample of precedent transactions includes the following:

Date	Target	Acquiror
06/15/2000	Cimpor	Investor Group
07/19/1999	BPSM	BCP
06/18/1999	Mundial Confiança	BCP
(d)
The reference to precedent transaction Firm Value to last twelve months EBITDA multiples is based on the average for the following transactions: NTC/TDC (6.8x), Weather/Wind (7.7x), Telefonica/Cesky Telecom (6.4x), and the blended multiple for France Telecom/Amena and ONO/Auna transactions (9.3x).

(e)
Sonaecom's Offer implied Firm Value to EBITDA 2005 is calculated by multiplying PT Shares by the Offer Price, excluding PTM and adjusting for net debt, minority interests and unconsolidated affiliates. PT's EBITDA 2005 is calculated based on PT's 2005 results and adjusted for post retirement benefits.

Page vi

(a)
Sonaecom's market capitalisation as of 3 March 2006.

(b)
Sonaecom's free cash flow generation is sourced from Sonaecom's 2004 annual report.

(c)
The reference to Sonaecom's equity contribution to the Offer is based on the Offer Documents.

(d)
The reference to €14.8 billion funding requirement is calculated as the difference between Sonaecom's Offer implied value of €16.3 billion and the announced equity contribution of up to €1.5 billion. The €16.3 billion implied value is calculated as the sum of Sonaecom's Offer Price multiplied by PT Shares, plus net debt of €5,583 million (including €1,911 million of post-tax pension liabilities).

Page vii

(a)
The pro-forma market share for TMN and Optimus is calculated as the sum of the reported market shares in Q3 2005 by PT, Sonaecom and ANACOM.

(b)
The average of #1 European mobile operators is calculated as the simple average of Austria, Belgium, Denmark, France, Finland, Germany, Greece, Italy, Netherlands, Spain, Sweden and United Kingdom. Information based on Merrill Lynch Research from the individual country charts in the European Wireless Matrix as of Q3 2005.

(c)
The "Portuguese voice market" refers to the combined fixed line and mobile voice markets.

(d)
Voice market shares in minutes based on information from ANACOM and company filings for the 9 months ended September 30, 2005. Optimus' minutes based on PT's estimates.

Page viii

(a)
The reference to household bills is based on the Statistical Yearbook of Portugal 2004.

Page ix

(a)
Unless otherwise stated, the European average is based on the average of Austria, Belgium, Denmark, Finland, France, Germany, Greece, Italy, Netherlands, Spain, Sweden and United Kingdom.

(b)
Broadband price is the simple average of the monthly fee for 2Mbps or equivalent broadband offer of the incumbents in the above-mentioned countries as of February 2006.

(c)
Broadband penetration is the total number of broadband subscribers divided by the total number of PC households in the country as of H1 2005. Source of information is Merrill Lynch Research, European Broadband Matrix as of Q3 2005.

(d)
Mobile prices based on the simple average of mobile revenue per minute of the incumbents in the above mentioned countries as of Q3 2005. Source of information is Merrill Lynch Research, European Wireless Matrix as of Q3 2005.

(e)
Mobile penetration is defined as the total number of SIM cards divided by the total number of inhabitants in the country as of Q3 2005. Source of information is Merrill Lynch Research, European Wireless Matrix as of Q3 2005.

(f)
Pay-TV ARPU and penetration for PT is based on ANACOM and INE. European average is based on 2005 Screen Digest estimates for Austria, France, Germany, Greece, Italy, Spain and United Kingdom.

Page x

(a)
Unless otherwise stated, the European average is based on the average of incumbents of Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Netherlands, Spain, Sweden and United Kingdom.

(b)
Source of leased lines price information is Teligen as of December 2005. Information not available for Sweden.

(c)
Termination fees information based on Cullen and company websites as of January 2006.

(d)
ULL installation fees, ULL monthly fees and ULL retail margin for competitors are based on Cullen and company websites.

(e)
Wholesale line rental monthly fees European average is based on the average of Ireland, Norway, Sweden and United Kingdom. Source of information is Cullen and company websites as of March 2006.

Page xi

(a)
The table showing market shares of leading alternative operators in Portugal relates to the share of accesses of the total alternative telecommunication market excluding Portugal Telecom, and is based on ANACOM, company filings and PT estimates. All market shares as of September 2005 except for Indirect Access also as of December 2005. For direct access Sonaecom figures include Optimus Home and ULL. For Indirect access, Tele2's market share of greater than 50% and Sonaecom's 19% based on public announcement, Anacom, company information and PT estimates.

(b)
The chart showing 3rd entrants market shares and EBITDA margins is based on Merrill Lynch Research, European Wireless Matrix as of Q3 2005. Wind is based on January 2006 Investor Presentation.

(c)
The referenced mobile spectrum fees and fixed to mobile termination rates are based on ANACOM. Fixed-to-mobile termination rates as of February 2006. In contrast with other European countries where mobile operators pay a fixed spectrum fee, Portuguese operators pay a variable spectrum fee proportionate to their number of subscribers thereby allowing smaller operators to pay an overall lower fee. The calculation for Optimus is based on PT estimates by implying an average fee per subscriber and multiplying by Sonaecom's average subscriber base.

Page xiv

(a)
Data shown in all charts from PT reported financials.

(b)
Broadband subscribers including wireline retail accesses and PTM.

(c)
Wireless subscribers include TMN and 50% proportional consolidation of Vivo.

(d)
Pay-TV subscribers include cable and DTH.

Page xv

(a)
Information for Vivo, Meditelecom, Unitel, CTM and Cabo Verde is based on company information as of December 2005.

(b)
Margin refers to EBITDA margin.

Page xvi

(a)
Share price appreciation calculated as PT's closing share price increase between 6 February 2003 (3 years prior to the Offer) and 6 February 2006 (pre Sonaecom's Offer announcement).

(b)
The reference to total shareholder return of 36% is based on the closing price for PT as at 6 February 2003 (3 years prior to the Offer) and the ordinary dividends distributed by PT between 6 February 2003 and 6 February 2006. The calculation assumes that all ordinary dividends distributed to PT's shareholders are reinvested in PT's shares from the payment date to 6 February 2006.

(c)
The reference to PT's capital returned as percentage of market capitalisation is based on the number of PT's Shares and the closing price for a PT Share as at 6 February 2003 (3 years prior to the Offer). Share buyback and dividend information from PT's filings.

Page xix

(a)
EBITDA growth at the current exchange rate of €1.00 = R$2.55 (Brazilian reais).

APPENDIX 2: DEFINITIONS

€	The lawful currency of the European Economic Union
$	The lawful currency of the United States
Average Revenue Per User ("ARPU")	Average monthly revenue per customer. Monthly average service revenues per average number of users in the period
Capex	Total amount of contracted acquisitions of goods and services that will be accounted as tangible or intangible assets
Carrier Pre-Selection ("CPS")
CPS allows telephony subscribers who are directly connected to the network of a telecommunications provider to access another telecommunication provider's voice telephony services, directly or by dialing a prefix
Direct-to-Home ("DTH")	Direct-to-Home satellite television. Technology used to provide pay-TV services in areas not covered by Hybrid Fibre Coaxial (HFC) networks
EBITDA of PT
Income before Financial Results and Taxes + Depreciation and Amortisation + Impairment Losses + Work Force Reduction Programme Costs +/– Losses and Gains on Disposals of Fixed Assets + Other Non-Recurring Items
EPS	Earnings per share
Firm Value or FV
Used to indicate the value of a company by multiplying the number of shares outstanding by the current share price less proceeds from options, warrants, convertible preferred and convertible debt, plus interest bearing debt and minority interests, less investment in unconsolidated affiliates, tax assets and cash and marketable securities
Market Capitalisation	Used to indicate the value of a company by multiplying the number of shares in issue by the current share price
Firm Value to EBITDA (or FV/EBITDA)	A measurement of a company's value, calculated by dividing the Firm Value by the annual EBITDA
Pension Liabilities	NPV of PT's pension liabilities as reported by the Company
Offer Documents	The documents filed on 27 February 2006 by Sonaecom containing the terms and conditions of Sonaecom's offer
Offer Price	The price offered for Portugal Telecom shares as set forth in the Offer Documents
Operating Cash Flow ("OCF")	EBITDA minus Capex
Portugal Telecom or PT or Company	Portugal Telecom, SGPS, S.A.
Portugal Telecom Shares	The ordinary shares of Portugal Telecom
Shareholder	A registered holder of Portugal Telecom shares
Tax Assets	Book value of tax assets as reported in company filings
Unbundled Local Loop ("ULL")	Ability to access the "last mile" network infrastructure owned by the incumbent telecommunications operator for a fee by competitors

PT-Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Registered Office: Av. 5 de Outubro, no. 208, Lisbon
Legal Entity: 504 453 513
Share Capital: 77.274.207 Euros
Registered with: Lisbon Commercial Registry Office under no. 8357

Letter to the owners of PT Multimedia

 6 March 2006

Dear Shareholder,

 On 7 February 2006, Sonaecom—SGPS, S.A. and Sonaecom, BV (hereinafter named jointly as "Sonaecom") made a preliminary announcement of an unsolicited tender offer (the "Offer") for your company. Having carefully reviewed the draft offer announcement and the draft prospectus (the "Offer Documents"), the Board of Directors (the "Board") of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PTM" or the "Company") believes that the Offer undervalues the Company and is, therefore, not in your best interest as a shareholder of PTM. Accordingly, this letter and the accompanying presentation provide the principal arguments setting out the basis on which your Board recommends that you reject the Offer, notably:

  1)
  Sonaecom's Offer undervalues PTM and does not attempt to offer shareholders a fair price;

  2)
  Sonaecom characterises the Offer as mandatory, but is avoiding the minimum offer price required under the Portuguese Securities Code, which is expected to be higher than the price of the Offer; and

  3)
  Sonaecom does not present a strategy or plan for PTM in the Offer Documents.

 Sonaecom's Offer does not reflect PTM's current strong strategic position and attractive future prospects.

  In the United States, Portugal Telecom, SGPS, S.A. ("Portugal Telecom" or "PT"), the parent company of PTM will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (the "SEC") following commencement of a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended. Investors are urged to read PT's Solicitation/Recommendation Statement on Schedule 14D-9 when it becomes available, as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by PT with the SEC are available without charge from the SEC's website at www.sec.gov and at PT's principal executive offices in Lisbon, Portugal.

WHY YOU SHOULD REJECT THE OFFER

Sonaecom's Offer undervalues PTM and does not attempt to offer shareholders a fair price

  1)
  The Offer price represents a 6% discount to the pre-announcement price:

    Sonaecom's Offer versus PTM share price performance over the last six months

  2)
  The Offer is significantly below the average of the price targets for PTM published by equity analysts prior to the Offer, which do not include any control premium:

    Sonaecom's Offer versus equity analyst price targets

  3)
  Sonaecom characterises the Offer as mandatory, and is therefore stating that the Offer price has been determined on the basis of a six month historical weighted average price for PTM rather than on a fair assessment of the value of the Company. This is clearly inconsistent with the valuation methodology Sonaecom used in its offer for Portugal Telecom, which suggests that Sonaecom is not extending the same treatment to the PTM minority shareholders as to the Portugal Telecom shareholders.

 Sonaecom is not offering a control premium for your shares. This is inconsistent with market practice, where bidders acquiring control of public companies offer a premium to the target's trading price in order to reflect strategic benefits of control. When assessing Sonaecom's Offer price, shareholders should compare the Offer premium with the premia paid in relevant precedent transactions as set out below:

    Premia paid on relevant transactions compared to the Offer premium

Sonaecom characterises the Offer as mandatory, but is avoiding the minimum offer price required under the Portuguese Securities Code, which is expected to be higher than the price of the Offer

 The Board of Directors has received a legal opinion confirming that Sonaecom's Offer for PTM does not follow the minimum offer price rule under the Portuguese Securities Code. Sonaecom incorrectly argues that the six month reference period for the minimum offer price has been triggered by the preliminary announcement of the Offer. The mandatory offer, and hence the minimum offer price reference period, is only triggered upon the completion of the acquisition by Sonaecom of over one third or one half of PTM's voting rights under Article 20 of the Portuguese Securities Code, as explained below:

  1)
  Under the Portuguese Securities Code, the legal obligation to launch a mandatory offer arises only when an acquirer, directly or indirectly, passes one of the above mentioned legal thresholds. Sonaecom, which currently does not hold any voting rights for PTM or Portugal Telecom, has not exceeded any of the legal thresholds and therefore has not at this time legally triggered a mandatory offer requirement;

  2)
  Sonaecom has stated that the launch of the Offer for PTM is conditional upon Sonaecom's owning at least 50.01% of PTM's voting rights, i.e., only if Sonaecom is able to complete the takeover offer for Portugal Telecom;

  3)
  Thus, the announced Offer for PTM does not currently fall under the rules for a mandatory takeover under the Portuguese Securities Code and a mandatory offer will only be triggered upon the completion of the takeover offer for Portugal Telecom, if achieved;

  4)
  In a mandatory offer, the offeror is required to offer the higher of: (i) the highest price paid by the offeror in the six months prior to the legal requirement to launch the mandatory offer, and (ii) the weighted average share price in that same period;

  5)
  The minimum price legally required to be offered by Sonaecom should therefore be the weighted average price of the shares for the six months immediately prior to the completion of the acquisition of at least 50.01% of the voting rights of PTM (i.e. following completion of the takeover of Portugal Telecom), and not prior to the date of the announcement of the possible offer. Sonaecom should not be allowed to unlawfully offer a price below the minimum legal requirement;

  6)
  For example, if the PTM share price of €10.35 as at close on 3 March 2006 were to remain at the same level for six months and Sonaecom launched the mandatory offer six months from this date, the minimum legally acceptable offer price would be €10.35.

 In addition, in the event that Sonaecom is able to acquire over 90% of PTM's voting rights and uses the squeeze-out mechanism under the Portuguese Securities Code to acquire the remaining PTM minority shares, Sonaecom would be legally required to pay the higher of: (i) the highest price paid by Sonaecom in the six months prior to the squeeze-out, and (ii) the weighted average price of PTM shares in the six months prior to the squeeze-out being undertaken.

 Furthermore, by pre-empting the mandatory offer requirements at a moment when it is not under a legal duty to launch a mandatory offer, Sonaecom is attempting to impose limitations on PTM's management for an unjustifiably long period.

Sonaecom does not present a strategy or plan for PTM in its Offer Documents

 Sonaecom in its Offer Documents does not outline any coherent strategy for PTM. The Offer Documents provide minimal information on how it will refinance this acquisition. Any financial constraints are likely to impair PTM's ability to invest in the network and in the roll-out of innovative services for its customers.

PTM IS A STRATEGIC ASSET WITH A CLEARLY DEFINED GROWTH STRATEGY

PTM has a leading position in the Portuguese Pay-TV and is number two in the broadband access market

 Through CATVP—Televisão por Cabo, S.A., PTM is the leading Pay-TV operator with 1,479 thousand Pay-TV customers and 83% market share in subscriber terms. Through its brand "Netcabo', PTM is the number two broadband internet access provider in Portugal with 348 thousand broadband customers, and a 29% market share.

PTM is well positioned to seize a substantial share of the continuing growth in the Portuguese Pay-TV market

 Portugal still has significant upside in Pay-TV penetration. PTM has several key advantages that makes it best positioned to seize a substantial share of the additional growth in the market. Its cable network coverage should increase from the current 70%+ of homes passed to as much as 85%+ by the end of 2007. Additionally, PTM also owns a DTH platform in Portugal. Through these two platforms, PTM covers 100% of Portuguese households. Furthermore, PTM has a strong advantage given its scale, well established brands and high density of distribution networks.

PTM has further potential to increase revenues per subscriber

 PTM's current ARPU is lower than in a number of other European markets. PTM has further room to increase ARPU through the migration of its subscriber base to higher tier packages. Additionally, take-up of premium channels by PTM cable customers is low relative to other European markets, thus providing significant room for growth.

PTM has the opportunity to increase its broadband subscriber base

 Although broadband penetration over PC households in Portugal is one of the highest in Europe, expansion of PC penetration, one of the lowest in Europe, should provide room for future growth. In addition, leading cable operators in European countries and the US show penetration rates over their total customer base of up to 53%, suggesting significant upside potential for PTM, which stands at a 32% penetration level.

PTM has yet to tap the voice opportunity

 PTM is planning the commercial launch of VoIP in late Q3 2006, subject to regulatory approval. There is significant potential for growth in additional voice revenues, as well as for improving Pay-TV and broadband penetration and reducing churn.

PTM's infrastructure will support continuous introduction of additional innovative services with better quality and at competitive prices

 Continued investment in its network and information systems, which over the last three years amounted to €286 million, has enabled PTM to offer high speed broadband and digital Pay-TV services to more than 2.6 million homes. During the course of 2006 and 2007, the network will be expanded further to cover 3.2 million homes whilst the implementation of fibre to the hub architecture will enable the improvement in the quality of service and the roll out of new interactive services.

PTM is well positioned to continue growing EBITDA

 PTM has delivered consistent revenue, EBITDA and cash flow growth over the past four years. PTM is well positioned to continue to deliver growth given the revenue opportunities outlined above. Top line growth would result in higher absorption of fixed costs. Moreover, a number of incremental revenue opportunities such as Pay-TV ARPU increases, further broadband penetration and the impact of triple play, including voice revenues and reduction of churn rates, carry relatively low marginal costs and thus should lead to margin expansion in the future.

PTM is committed to maintaining high levels of shareholder remuneration

 PTM has invested over €300 million in its business over the last three years in order to develop a strong platform for growth in number of customers and quality of service. In parallel, PTM has been increasing its cash flow generation and has consistently demonstrated strong commitment to shareholder remuneration.

 In 2005, PTM paid a dividend of €77.3 million (compared to €12.6 million in 2004) and undertook a €91.5 million share buy-back, providing total shareholder remuneration for 2005 of €168.8 million. In 2006, the proposed dividend to be paid in relation to fiscal year 2005 earnings will amount to €85.0 million (€0.275 per share, a 10% increase over dividends per share paid in 2004). This is equivalent to a 2.8% dividend yield based on PTM's market capitalisation as of 31 December 2005.

 Furthermore, in its last meeting, and in light of 2005 results and the existing distributable reserves, the Board agreed to submit to the next annual general shareholders meeting a proposal for a capital increase through the incorporation of reserves followed by a capital reduction. Upon completion of these transactions, distributable reserves are expected to increase by €220 million, resulting in total distributable reserves of approximately €300 million after the payment of the proposed 2005 dividend. PTM continues to be committed to returning cash to shareholders, and aligning management and employee compensation with shareholder interests and returns.

Recommendation

 Your Board believes that Sonaecom's Offer undervalues the Company. In addition, the Offer does not present a strategy or plan for the future development of PTM.

 Your Board is committed to maximising shareholder value and believes that PTM's clearly defined business strategy, prospects and sharp focus on execution will continue to deliver superior shareholder value.

 Your Board firmly believes that the Offer is inadequate and strongly recommends that you reject the Offer.

 Yours Sincerely,

Miguel Horta e Costa Chairman of the Board	Zeinal Bava Chief Executive Officer

 This communication includes statements that constitute "forward-looking statements." These statements are based on the beliefs and assumptions of our management and on information available to management at the time such statements were made. Forward-looking statements include, but are not limited to: (a) information concerning possible or assumed future results of our operations, earnings and industry conditions; (b) information or statements concerning potential disadvantages of the tender offer; and (c) statements that are preceded by, followed by or include the words "believes," "expects," "anticipates," "intends," "is confident," "plans," "estimates," "may," "might," "could," "would," the negatives of such terms or similar expressions.

 Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. Many of the factors that will determine these results are beyond our ability to control or predict. We do not intend to review or revise any particular forward-looking statements referenced in this communication in light of future events or to provide reasons why actual results may differ. Investors are cautioned not to put undue reliance on any forward-looking statements.

 Any of the following important factors, and any of those important factors described in PT's Annual Report on Form 20-F for the year ended December 31, 2004 or in other of PT's SEC filings, among other things, could cause our results to differ from any results that might be projected, forecast or estimated by us in any such forward-looking statements:

  —
  material adverse changes in economic conditions in Portugal;

  —
  risks and uncertainties related to regulation;

  —
  actions of our competitors;

  —
  the development and marketing of new products and services and market acceptance of such products and services; and

  —
  the adverse determination of disputes under litigation.

 This communication is not for publication, release or distribution in any jurisdiction where it would otherwise be prohibited.

Appendix: Sources and Bases

1.     General

1.1
Unless otherwise stated in this document, share price data is sourced from FactSet, Datastream or Bloomberg.

1.2.
Unless otherwise stated, the financial information concerning PTM has been extracted from the Q4 Press Release, other published interim and annual reports and accounts of PTM for the relevant periods and other information made publicly available by PTM.

1.3.
Unless otherwise stated, information contained in this document regarding market position, sector, division and product analysis, comparable companies and precedent transactions is based on PTM's management estimates and calculations sourced from publicly available information.

2.     Page references

  The relevant bases of calculation and sources of information are provided below in the order in which the relevant information appears in this document and by reference to page numbers in this document. Where such information is repeated in any of the documents, the underlying bases and sources are not repeated.

  The sources for equity analyst price targets are equity research reports, Bloomberg and Datastream.

  The premium for Portuguese transactions is calculated as the average premia paid in selected unsolicited takeover bids in Portugal with a transaction value above €500 million. The sample of precedent transactions has been chosen based on the comparability of the transaction and includes the following:

Date	Target	Acquiror
06/15/00	Cimpor	Investor Group
07/19/99	BPSM	BCP
07/19/99	Mundial Confiança	BCP

  Precedent European cable, telecoms and Pay-TV transactions include those since 1 January 2004 with a deal value larger than €500 million. The sample of precedent transactions has been chosen based on the comparability of the transaction and includes the following:

Date	Target	Acquiror
31/10/05	O2	Telefónica
30/11/05	TDC	Nordic Telephone
03/10/05	Telewest Global	NTL
05/12/05	Virgin Mobile Holdings(UK)	NTL
04/04/05	TIM Hellas Telecommunications	Troy GAC Telecom
17/07/05	Versatel Telecom International	Tele2
14/09/04	Song Networks Holding	TDC
02/11/05	Sogecable	PRISA

  PTM's Pay TV market share calculation is based on 1,479 thousand TV Cabo subscribers compared with estimated total subscribers of 300 thousand for the remaining competition. PTM's broadband market share is based on 348 thousand broadband customers compared with an estimated total of 860 thousand for the remaining competition. Netcabo is the number 2 broadband supplier based on subscriber numbers. All these estimates were produced by the PTM management team.

  The network coverage of PTM's cable network is based on an estimated 3,655 thousand total TV households and 2,666 thousand homes passed and an expansion of coverage as per PTM expansion plan.

  PTM currently generates an ARPU level of €20.6 and €26.7 on its cable and satellite businesses, respectively. The relative ARPU level of PTM has been reviewed against selected comparable companies across Europe. The following sources form the basis of this comparison:

  •
  Premiere: €22.4 (Oppenheimer Equity Research as of 17 February 2006, page 10)

  •
  NTL: £18.92 (UBS Equity Research as of 30 January 2006, page 13)

  •
  Sky: £32 (2005 Annual Report, page 13)

  •
  ONO: €24.2 (2004 Annual Report, page 43)

  •
  Digital+: €46.8 (Deutsche Bank Equity Research as of 16 February 2006, page 6)

  Take up rates for premium channels as per PTM's company information and market estimates.

  Broadband penetration calculated for Portugal based on an estimated 3,655 thousand total households and an estimated 1,207 thousand broadband subscribers. Average for Western Europe is sourced from the following research report by Merrill Lynch: "The risks of a low market share in broadband", 11 January 2006.

  The market data on penetration of PC households in Portugal and Europe, as well as the data relating to the expansion of PC penetration, are sourced from the following research report by Merrill Lynch: "The risks of a low market share in broadband", 11 January 2006.

  Comparison with other leading cable operators in Europe and the United States with respect to the broadband penetration over total customers is sourced and/or calculated as follows:

  •
  PTM: 32% (broadband subscribers of 348 thousand divided by cable customers of 1,090 thousand)

  •
  NTL: 52% (broadband subscribers of 1720.6 thousand divided by total customers of 3,315.4 thousand; Q3/2005 report, page 54)

  •
  Telenet: 32% (broadband subscribers of 576 thousand divided by total customers of 1,810 thousand; Q3/2005 report, page 31)

  •
  Liberty Global Western Europe: 22% (Morgan Stanley Equity Research on Liberty Global 7/2/2006, page 33)

  •
  Comcast: 38% (Morgan Stanley Equity Research Note 6/2/2006 on Comcast, page 21)

  •
  Cablevision: 53%, (Morgan Stanley Equity Research Note 13/1/2006 on Cablevision, page 39)

Definitions:

  DTH—Direct-to-Home

  ARPU—Average Revenue per User

  PVR—Personal Video Recorder

  HDTV—High Definition Television

  VoD—Video on Demand

  VoIP—Voice over Internet Protocol

Offer Undervalues PTM No Premium Offered PTM Will Continue to Deliver Growth PT Multimedia Response to Sonaecom’s Offer 6 March 2006 Reject Sonaecom’s Offer

Board of Directors Report    PT-Multimédia - Serviços de Telecomunicações e  Multimédia, SGPS, SA Public Company Registered Office: Av. 5 de Outubro, no. 208, Lisbon Legal Entity: 504 453 513 Share Capital: 77,274,207 Euros Registered with: Lisbon Commercial Registry Office  under no. 8357   Pursuant to and for the purposes of paragraph 1 of article 181, of the Portuguese Securities Code, the Board of Directors of PT-Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A. (hereinafter “PTM” or the “Company”), after a careful analysis of the draft offer announcement and the draft prospectus relating to the public tender offer for the acquisition of all shares of PTM launched by SONAECOM - SGPS, S.A., public company, with registered office at Lugar do Espido, Via Norte, Maia, legal entity no. 502 028 351, registered with the Maia Commercial Registry Office under no. 45 466, share capital 296,526,868 Euros and SONAECOM, BV, with registered office at De Boelelaan, 7, 1083 HJ, Amsterdam, Netherlands, registered with the Amsterdam Commerce Chamber under no. 34 243 137, share capital of 100,000 Euros (the Offerors will be hereinafter jointly referred as “Sonaecom”), which was preliminarily announced on February 7th, 2006, hereby submits its report on the opportunity and the conditions of the Offer, as follows:

Important Notice Board Report  See sources and bases of information presented.  In the United States, Portugal Telecom, SGPS, S.A. (“Portugal Telecom” or “PT”), the parent company of PTM, will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (the “SEC”) following commencement of a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended. Investors are urged to read PT’s Solicitation/Recommendation Statement on Schedule 14D-9 when it becomes available, as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by PT with the SEC are available without charge from the SEC’s website at www.sec.gov and at PT’s principal executive offices in Lisbon, Portugal.  This communication includes statements that constitute “forward-looking statements.” These statements are based on the beliefs and assumptions of our management and on information available to management at the time such statements were made. Forward-looking statements include, but are not limited to: (a) information concerning possible or assumed future results of our operations, earnings and industry conditions; (b) information or statements concerning potential disadvantages of the tender offer; and (c) statements that are preceded by, followed by or include the words “believes,” “expects,” “anticipates,” “intends,” “is confident,” “plans,” “estimates,” “may,” “might,” “could,” “would,” the negatives of such terms or similar expressions. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. Many of the factors that will determine these results are beyond our ability to control or predict. We do not intend to review or revise any particular forward-looking statements referenced in this communication in light of future events or to provide reasons why actual results may differ. Investors are cautioned not to put undue reliance on any forward-looking statements.   Any of the following important factors, and any of those important factors described in PT’s Annual Report on Form 20-F for the year ended December 31, 2004 or in other of PT’s SEC filings, among other things, could cause our results to differ from any results that might be projected, forecast or estimated by us in any such forward-looking statements:  • material adverse changes in economic conditions in Portugal; • risks and uncertainties related to regulation;  • actions of our competitors;  • the development and marketing of new products and services and market acceptance of such products and services; and  the adverse determination of disputes under litigation.  This communication is not for publication, release or distribution in any jurisdiction where it would otherwise be prohibited.

Reject the Sonaecom offer The Offer is inappropriate The Offer does not attempt to provide fair value and is at a discount to market  Sonaecom’s €9.03 offer tries to circumvent the minimum share price requirement  PTM is a strategic asset, hence it deserves a premium valuation  PTM’s management team is committed to delivering shareholder value and better services to customers  Therefore the Offer is not in your best interest

The Offer is at a discount to market Sonaecom proposes a discount and is not offering a premium to minority shareholders  Pre-Announcement Share Price Comparison Offer at Discount to Equity Analysts’ Price Targets Offer does not represent a premium to market price Discount to broker price targets prior to the Offer, which exclude any strategic premium Premium to Sonaecom Offer (%) (7.6) - 9.6 10.7 10.7 11.4 18.5 8.9 Nov-05 7-Feb-06 Jan-06 Jan-06 Jan-05 Aug-05 Nov-05

Sonaecom tries to circumvent legal requirements, aiming to lock in a lower price The Offer tries to circumvent the minimum share price requirement  Sonaecom characterises the Offer as mandatory  The Offer contravenes the minimum price rule for public mandatory offers  In fact, Sonaecom’s mandatory offer for PTM would only be triggered if Sonaecom acquired at least 50.01% of Portugal Telecom  The mandatory offer price should be calculated only after, and if, Sonaecom acquires at least 50.01% of Portugal Telecom  Therefore, the correct legal mandatory offer price is likely to be substantially higher than €9.03  As an example, if Sonaecom’s mandatory offer were legally triggered in six months time and if the current share price were to remain constant throughout the period, the legal minimum offer price would be €10.35

PTM will deliver higher value to shareholders

PTM has an impressive track record of service and innovation Launch of operations in a fully liberalised market in 1993 More than 2.6 million homes passed DTH platform enabling 100% coverage of Portugal First to launch premium sports and movie channels, and first Portuguese news channels Significant investment in Portuguese content First to launch Digital TV and interactive services Full digitalisation of premium content by the end of 2Q06  First to launch broadband access in Portugal First pre-paid broadband service Broadband portal with access to high quality premium content VoIP soft phones and remote PC helpdesk  Network ready to offer VoIP Real VoD and HDTV trials underway PVRs being developed and expected to be offered in 2006 Mobile TV offer to be launched soon TV Internet New  Services PTM will continue to drive the development of leading edge communication and entertainment services

PTM has delivered strong operational performance…   Homes Passed (‘000) Pay TV Subscribers (‘000) 12% Broadband Subscribers (‘000) …consistent growth in Pay-TV subscribers… …as well as broadband subscriber growth Strong investment in network expansion…  PTM has a track record of strong operational performance

… leading to impressive financial results... PTM management committed to delivering operational growth and shareholder returns PTM has demonstrated capacity for top line growth… …margin expansion…   Revenues (€MM) EBITDA (€MM) …and shareholder returns 24% 3 Year Total Share Return (%)

..and will continue delivering value through sharp focus on execution Take advantage of significant growth opportunities for Pay-TV by building on current 48% penetration level Increase ARPUs on Pay-TV by accelerating take up of digital and premium services and broadband access Enhance take up of broadband by leveraging on network upgrades to improve quality of service and provide higher speeds Fully capture growth potential of Pay-TV and broadband by launching VoIP and triple play offers which will underpin ARPU appreciation whilst reducing churn Network upgrade for digital service and two way services largely completed High capacity IP backbone is deployed to support internet services with speeds of up to 16 Mbps by year end Further expand network to increase number of homes passed to 3.2 million, out of 3.7 million TV households in Portugal, by end of 2007 Implementation of a significant part of the fibre to the hub architecture, to be completed in 2006, to cover almost 75% of customer base and, allowing even higher bandwidth  Systems upgrade being completed, allowing for effective centralised management of customer information and faster deployment of new products and services Evaluate launch of new promising technologies such as HDTV, wideband Docsis, Wimax, among others Optimise capital structure and deliver attractive returns to shareholders Foster EBITDA performance in the future through revenue growth and cost discipline Align management and employee compensation with shareholder interests and returns Management committed to providing better quality services to customers

PTM has a bright future Best positioned to seize a substantial share of the expected growth in the Portuguese Pay-TV market   Broadband subscriber base expected to grow significantly  Capture the voice opportunity by launching VoIP in late third quarter 2006  Scope to significantly increase revenues per subscriber underpinned by Pay-TV, premium content, interactive services and VoIP   Continue to drive substantial growth in the future by providing its customers with leading edge and innovative services with superior quality and at competitive prices PTM offers substantial upside and superior value

PTM will continue to deliver value to all shareholders through its defined strategy and sharp execution This Offer is not in your best interest Offer at a discount to the market share price  No premium for control  Tries to circumvent legal requirements aiming to offer you a lower price  Unclear in its strategy, objectives and goals for PTM  Imposes limitations on PTM’s management for an unjustifiably long period Reject the Offer

Reject the Offer

Sources and bases Page 5 The premium for Portuguese transactions is calculated as the average premia paid in comparable unsolicited takeover bids in Portugal with a transaction value above €500 million, from 1999 to 2004.  Precedent European cable and Pay TV transactions include those since 1 January 2004 with a deal value larger than €500 million. Source: Thomson Financial/SDC from 2004 to 2005.  Page 6 PTM share price as of close of market on 3 March 2006 was €10.35 (Source: Bloomberg)  Page 10 Revenue and EBITDA figures pro forma for the disposal of the Media business in August 2005 and of PT – Multimédia.com – Serviços de Acesso à Internet, SGPS, S.A. in October 2002  Page 11 Number of households with TV in Portugal: Source is National Institute of Statistics (“Instituto Nacional de Estatística”)  Definitions: DTH: Direct-to-Home or Satellite ARPU: Average Revenue Per User PVR: Personal Video Recorder HDTV: High Definition Television VoD: Video on Demand VoIP: Voice over Internet Protocol

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Table of Contents
IMPORTANT NOTICE
APPENDIX 1: BASES OF CALCULATION AND SOURCES OF INFORMATION
APPENDIX 2: DEFINITIONS
Appendix: Sources and Bases